FORM 27

                                      Securities Act

                                 MATERIAL CHANGE REPORT UNDER
                                  SECTION 75(3) OF THE ACT

1.    Reporting Issuer

      The Reporting Issuer is Magna International Inc. (the "Corporation" or "Magna"), a corporation incorporated under the laws of the Province of Ontario and having its registered office located at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.

2.    Date of Material Change

      The material change occurred on May 17, 2004.

3.    Press Release

      On May 17, 2004, a press release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to The Toronto Stock Exchange, to the New York Stock Exchange and to Canada NewsWire for publication and dissemination through its North American Disclosure and European Financial Capitals Plus networks.

4.    Summary of Material Change

      On May 17, 2004, Magna and DaimlerChrysler Corporation ("DCC") announced that they have signed an agreement by which Magna would acquire the worldwide operations of DCC's wholly-owned subsidiary, New Venture Gear, Inc. ("NVG").
The U.S. operations will be acquired by a new joint venture, named New Process Gear, Inc. ("New Process Gear"), which will initially be owned 80% by Magna and 20% by DCC and will have facilities in Syracuse, New York; and Troy, Michigan. The European operation, located in Roitzsch, Germany, will be acquired directly by Magna. Magna will acquire the remaining interest in New Process Gear in September 2007. The total purchase price payable by Magna for 100% of NVG's business is approximately $435 million based on NVG's financial position at December 31, 2003 and is subject to various price adjustments to reflect changes since that date and certain other matters. The purchase price will be satisfied in cash and notes.

5.    Full Description of Material Change

      On May 17, 2004, Magna and DCC announced that they have signed an agreement by which Magna would acquire the worldwide operations of NVG. The U.S. operations will be acquired by New Process Gear, a new joint venture that will initially be owned 80% by Magna and 20% by DCC and will have facilities in Syracuse, New York, and Troy, Michigan. The European operation, located in Roitzsch, Germany, will be acquired directly by Magna. Magna will acquire the remaining interest in New Process Gear in September 2007.

     The total purchase price payable by Magna for 100% of NVG's business is approximately $435 million, based on NVG's financial position at December 31, 2003, and is

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subject to various price adjustments to reflect changes since that date and certain other matters. The purchase price will be satisfied through a $75 million cash payment (subject to adjustment) at closing and notes that are payable over the period ending December 30, 2008. The notes consist of four notes in the amount of $40 million each that are payable on January 1 in each of 2005, 2006, 2007 and 2008, a fifth note in the amount of $150 million that is payable on December 30, 2008 and a sixth note in the amount of $95 million that is also payable on December 30, 2008. Because the first five notes represent fixed payments in the future, they have been discounted to $280 million. Magna may either issue these five notes in satisfaction of $280 million of the purchase price, or elect to pay an additional $280 million in cash on closing. The sixth note for $95 million will be issued in payment for DCC's interest in New Process Gear when DCC exits the joint venture, which is currently expected to occur in September 2007. This note, which also represents a fixed payment in the future, has been discounted to $80 million. All adjustments to the purchase price as well as any variance from $280 million in the value of the first five notes up to the time of closing will be satisfied in cash at closing.

      NVG is a leading supplier of transfer cases and other drivetrain products in North America, with 2003 sales of approximately $1.5 billion. Its customers currently include DCC, General Motors, Ford, Volkswagen and Porsche. The business consists of a 1.8-million square foot manufacturing facility in Syracuse, New York, which will be leased by DCC to New Process Gear; a 95,000-square foot manufacturing facility in Roitzsch, Germany which is being acquired by Magna; and a research & development center and sales office in Troy, Michigan which NVG currently leases from a third party. NVG currently employs approximately 4,000 employees.

      The completion of the transaction is subject to various conditions, including obtaining all necessary antitrust and other regulatory and third-party approvals, as well as reaching a satisfactory collective bargaining agreement with the UAW.

      On completion of the transaction, the acquired business will form part of Magna's Magna Drivetrain automotive systems group. Magna Drivetrain, which was formed in early 2004, is one of the world's most advanced developers and suppliers of complete drivetrain technologies, including four-wheel and all-wheel drive systems, as well as axle and suspension modules. Magna Drivetrain operates three manufacturing facilities and one engineering and testing facility in Europe and North America.

      All dollar amounts are expressed in United States dollars.

6.    Reliance on Section 75(3) of the Act

      This report is not being filed on a confidential basis.

7.    Omitted Information

      Not applicable.

8.    Senior Officers

      For further information, please contact J. Brian Colburn, Executive Vice-President, Special Projects and Secretary of the Corporation at (905) 726-7022.
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9.    Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

DATED at Aurora, Ontario as of the 17th day of May, 2004.


                              /s/ J. Brian Colburn


					Executive Vice-President, Special Projects
                              and Secretary